FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/19/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains notice of Annual General Meeting of Shareholders the Shareholder Meeting Brochure and Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: March 19, 2019

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders to be held in Luxembourg on May 6, 2019 at 2:00 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company (the “Meeting”) will be held on May 6, 2019, at 2:00 p.m. (Luxembourg time) at the Company’s registered office located at 29, Avenue de la Porte Neuve, L-2227 Luxembourg. At the Meeting, shareholders will vote on the items listed below.

Agenda for the Annual General Meeting of Shareholders

1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

2.	Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2018.

3.	Allocation of results and approval of dividend payment for the year ended December 31, 2018.

4.	Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2018.

5.	Election of the members of the Board of Directors.

6.	Authorization of the compensation of the members of the Board of Directors.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2019 and approval of their fees.

8.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Procedures for attending and voting at the Meeting

Any shareholder registered in the Company’s share register on May 1, 2019 (the “Shareholders Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Shareholders Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Shareholders Record Date will not be accepted and such shareholder will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019 at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019, at the Company’s registered office in Luxembourg.

Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 19, 2019. In addition, beginning on March 19, 2019, shareholders may obtain, also free of charge, an electronic copy of such proxy form by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on May 1, 2019.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Shareholders and proxy holders attending the Meeting in person will be required to identify themselves with a valid official identification document (e.g., identity card, passport).

Those shareholders who have sold their shares between the Shareholders Record Date and the date of the Meeting may not attend nor be represented at the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of March 29, 2019, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, P.O. Box 8016 CARY, NC 27512-9903, by 12:00 p.m., New York City time, on April 30, 2019. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2018 annual report (which includes the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2018, together with the independent auditor’s report thereon), are available on our website at www.ternium.com at the Investor Center section beginning on March 19, 2019 . Copies of such documents are also available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 19, 2019. In addition, beginning on March 19, 2019, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Arturo Sporleder
Secretary to the Board of Directors

March 19, 2019
Luxembourg

Ternium S.A. 29, Avenue de la Porte Neuve L-2227 Luxembourg Grand Duché de Luxembourg 00 352 26 68 31 52 500 tel 00 352 26 68 31 52 549 fax RCS Luxembourg B 98 668

March 19, 2019

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of TERNIUM S.A. (the “Company”), to be held on Monday May 6, 2019, at the Company’s registered office in 29, avenue de la Porte-Neuve, L-2227, Luxembourg at 2:00 p.m., (Luxembourg time).

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening Notice and Agenda for the Meeting (which contains the procedures for attending and/or voting at the Meeting), the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2018 annual report (which includes the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the board of directors’ and independent auditors’ reports thereon, and the Company’s annual accounts as at December 31, 2018, together with the independent auditor’s report thereon), will be available on our website at www.ternium.com at the Investor Center section beginning on March 19, 2019. Copies of such documents will also be available, free of charge, to ADR holders and shareholders registered in the Company’s share register at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 19, 2019. In addition, beginning on March 19, 2019, shareholders registered in the Company’s share register may obtain, also free of charge, electronic copies of such documents by sending an e-mail request to the following electronic address: ir@ternium.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on May 1, 2019, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca
Chairman

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)
for ordinary shares, USD 1.00 par value each (the “Shares”), of
Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders (the “Meeting”) will be held on May 6, 2019 at 2:00 p.m. (Luxembourg time). The Meeting will take place at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for the Meeting, is available on the Company’s website at www.ternium.com on the Investor Center section.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2018 annual report (which includes the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the board of directors’ and the independent auditors’ reports thereon; and the Company’s annual accounts as at December 31, 2018, together with the independent auditors’ report thereon), are available on the Company’s website at www.ternium.com on the Investor Center section. ADR holders may also obtain, free of charge, copies of such materials upon request at +1-800-555-2470 (toll free if you call from the United States) or at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m. (Luxembourg time).

Each holder of ADRs as of March 29, 2019 (the “ADRs Record Date”), is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, P.O. Box 8016 CARY, NC 27512-9903, by 12:00 p.m., New York City time, on April 30, 2019 (the “Voting Deadline”). If the Depositary receives properly completed and signed instructions by the Voting Deadline, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by the Voting Deadline, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to the Voting Deadline. No instructions, revocations or revisions thereof will be accepted by the Depositary after the Voting Deadline.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from the ADRs Record Date until the Voting Deadline. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 12:00 P.M. (NEW YORK CITY TIME) ON April 30, 2019.

THE BANK OF NEW YORK MELLON
Depositary

March 19, 2019
New York, New York

Ternium

Annual General Meeting of Shareholders to be held in Luxembourg on May 6, 2019 at 2:00 p.m. (Luxembourg time)

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on May 6, 2019 at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, for the purposes set forth in the convening Notice of the Meeting (the “Notice”). The Annual General Meeting of Shareholders will begin at 2:00 p.m. (Luxembourg time).
As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). The Company currently holds 41,666,666 shares (the “Treasury Shares”).
Each Share entitles the holder thereof to one vote at general meeting of shareholders of the Company. However, voting rights on the Treasury Shares shall be suspended for so long as such Shares are so held.
Any shareholder registered in the Company’s share register on May 1, 2019 (the “Shareholders Record Date”), shall be admitted to the Meeting. Such shareholder may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholder must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019, at the Company’s registered office in Luxembourg.
Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Shareholders Record Date. Certificates attesting the number of shares recorded in the relevant account as of a date other than the Shareholders Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019, at the Company’s registered office in Luxembourg.
Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on May 1, 2019, at the Company’s registered office in Luxembourg.
Shareholders who wish to be represented and vote by proxy at the Meeting may obtain, free of charge, a proxy form at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 19, 2019. In addition, beginning on March 19, 2019, shareholders may obtain, also free of charge, an electronic copy of such proxy form free of charge by sending an e-mail request to the following electronic address: ir@ternium.com. All proxy forms must be received by the Company, properly completed and signed, at the Company’s registered office in Luxembourg not later than 5:00 p.m. (Luxembourg time) on May 1, 2019.
In the event of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote on behalf of such entity, must present evidence of their authority to represent the shareholder by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on May

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1, 2019, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.
Shareholders and their proxies attending the Meeting in person will be required to identify themselves with a valid official identification document (e.g., identity card, passport).
Those shareholders who have sold their shares between the Shareholders Record Date and the date of the Meeting may not attend nor be represented at the Meeting. In case of breach of such prohibition, criminal sanctions may apply.
Each holder of ADRs as of March 29, 2019 (the “ADRs Record Date”), is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon at Proxy Services, P.O. Box 8016 CARY, NC 27512-9903, by 12:00 p.m., New York City time, on April 30, 2019 (the “Voting Deadline”). If the Depositary receives properly completed instructions by the Voting Deadline, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by the Voting Deadline, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.
Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to the Voting Deadline. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.
In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from the ADRs Record Date until the Voting Deadline. However, holders of ADRs will not have their ADRs blocked for trading on the New York stock exchange.
Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.
The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules, (including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting); the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.
Pursuant to the Company’s articles of association and Luxembourg law, resolutions at the Annual General Meeting of Shareholders will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.
The Meeting is called to address and vote on the following agenda:

•
1. Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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The Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 (comprising the consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements) and the reports from the Company’s Board of Directors and the Company’s independent auditor on such consolidated financial statements are included in the Company’s 2018 annual report, a copy of which is available on the Company’s www.ternium.com on the Investor Center sectionbeginning on March 19, 2019. Copies of the Company’s 2018 annual report are also available to ADR holders and shareholders registered in the Company’s share register, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 19, 2019. In addition, beginning on March 19, 2019, shareholders registered in the Company’s share register may obtain, also free of charge, an electronic copy of the Company’s 2018 annual report by sending an e-mail request to the following electronic address: ir@ternium.com.
Draft resolution proposed to be adopted:
“the Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.”

•	2. Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2018
The Company’s annual accounts as at December 31, 2018 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) and ~~the~~ report from the Company’s independent auditor on such annual accounts are included in the Company’s 2018 annual report, a copy of which is available on our website at www.ternium.com on the Investor Center section beginning on March 19, 2019. Copies of the Company’s 2018 annual report are also available to ADR holders and shareholders registered in the Company’s share register, free of charge, at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time, beginning on March 19, 2019. In addition, beginning on March 19, 2019, shareholders registered in the Company’s share register may obtain, also free of charge, an electronic copy of the Company’s 2018 annual report by sending an e-mail request to the following electronic address: ir@ternium.com.
Draft resolution proposed to be adopted:
“the Meeting resolved to approve the Company’s annual accounts as at December 31, 2018.”

•	3. Allocation of results and approval of dividend payment for the year ended December 31, 2018
In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s 2018 annual accounts, the Company’s legal reserve already amounts to 10% of its subscribed capital, and, accordingly, the legal requirements in that respect are satisfied.
The Board of Directors proposes that a dividend payable in U.S. dollars on May 14, 2019, in the amount of USD 0.12 per Share (or USD 1.20 per ADR), which represents an aggregate sum of approximately USD 235,569,213 million (which is net of the Company’s Treasury Shares), be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on May 14, 2019, in the amount of USD 0.12 per Share (or USD 1.20 per ADR).
While the Company’s annual accounts as at December 31, 2018 show a loss for 2018, the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 show a profit of USD 1,662,132,938. Considering the Company’s retained earnings and other distributable

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reserves, the Company has distributable amounts which exceed the proposed dividend.
The aggregate amount of approximately USD 235,569,213 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 14, 2019, is to be paid from the Company’s retained earnings account. The loss of the year ended December 31, 2018, would be absorbed by the Company’s retained earnings account.
Upon approval of this resolution, it is proposed that the Board of Directors be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.
Draft resolution proposed to be adopted:
“the Meeting resolved (i) to approve a dividend, payable in U.S. dollars, on May 14, 2019, in the amount of USD 0.12 per share issued and outstanding (or USD 1.20 per ADR), (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of such dividend payment, including the applicable record date, (iii) that the aggregate amount of approximately USD 235,569,213 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 14, 2019, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2018, be absorbed by the Company’s retained earnings account.”

•	4. Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2018
In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2018, all those who were members of the Board of Directors during the year ended December 31, 2018, be discharged from any liability in connection with the management of the Company’s affairs during such year.
Draft resolution proposed to be adopted:
“the Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2018, from any liability in connection with the management of the Company’s affairs during such year.”

•	5. Election of the members of the Board of Directors
Pursuant to article 7 of the Company’s articles of association, the annual general meeting must elect a Board of Directors of not less than three and not more than fifteen members, who shall have a term of office of one year, but may be reappointed.
Pursuant to article 11 of the Company’s articles of association and applicable securities laws and regulations, the Company must have an audit committee (the “Audit Committee”) composed of three members, the majority of which shall qualify as “independent directors”.
The current Board of Directors consists of eight Directors, three of whom (Messrs. Ubaldo Aguirre, Adrian Lajous and Vincent Robert Gilles Decalf) qualify as “independent directors” under the Company’s articles of association and applicable law, and are members of the Audit Committee.
It is proposed that (i) the number of members of the Board of Directors be maintained at eight, and that (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil be re-elected as members of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2019 annual accounts.
Set forth below is summary biographical information of each of the candidates:
1) Mr. Ubaldo José Aguirre. Mr. Aguirre has served on the Board of Directors since 2006. He is a managing director of Aguirre y Gonzalez S.A., an Argentine financial services firm, and serves as chairman of the board of directors and as a member of the audit committee of Holcim Argentina S.A., a subsidiary of Lafarge Holcim Group, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. He is a member of the Administrative Board of Universidad Católica Argentina and President of Rotary Club of Buenos Aires. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. Mr. Aguirre began his

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career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank -where he was responsible for that country’s external borrowing program and financial negotiations- Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and as negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 70, is an Argentine citizen.
2) Mr. Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Tenaris S.A. Mr. Bonatti, aged 69, is an Italian citizen.
3) Mr. Condorelli is a member of the Company’s board of directors. He is also a member of the board of directors of Tenaris. He has held several positions within Tenaris, including chief financial officer from October 2002 until September 2007, the chief financial officer position in some of the principal Tenaris group companies and member of its audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli, aged 68, is an Argentine citizen.
4) Mr. Vincent Robert Gilles Decalf. Mr. Decalf has served as a director of the Company since September 2015. He is also a non-executive director of Covea Luxembourg, Wealins S.A. and other private Luxembourg companies. He is also a Member of the board of directors and management committee of the Luxembourg Institute for Directors and Managers (Institut Luxembourgeois des Administrateurs). Mr. Decalf is a certified independent director since 2014. From 1989 to 2008, Mr. Decalf held various executive positions within Société Générale and has extensive experience in the financial industry. Mr. Decalf, aged 56, is a French citizen.
5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as a fellow in the Center for Global Energy Policy at Columbia University, president of Petrométrica, S.C. and a non-executive director of Técnicas Reunidas, S.A. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Petróleos Mexicanos (“Pemex”) in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. In addition, he served as non-executive director of Schlumberger, Ltd. from 2002 up to 2014, was the Chairman of the Oxford Institute for Energy Studies for 13 years and served on the Board of Trinity Industries for more than 10 years. Mr. Lajous, aged 75, is a Mexican citizen.
6) Mr. Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. Mr. Rocca is chairman of the board of directors of San Faustin, member of the board of directors of Tenaris S.A., president of the Humanitas Group and president of the board of directors of Tenova S.p.A.  Moreover, in Italy, he is member of the Board of Bocconi University and of the Advisory Board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board. Mr. Rocca, aged 71, is an Italian citizen.
7) Mr. Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Tenaris S.A., a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the

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Executive Committee of the World Steel Association. Mr. Rocca, aged 66, is an Italian citizen.
8) Mr. Daniel Agustin Novegil. Mr. Novegil currently serves as director and Vice-Chairman of the Board. He served as chief executive officer of the Company from 2005 to 2018. With almost 40-years of experience in the steelmaking industry, he was appointed managing director of Siderar in 1993 and was a member of the board of directors of Usiminas from 2013 until 2015. He is also member of the board of directors of the World Steel Association and former president of Alacero (Latin American Steel Association). Since 1999 he has been a member of the advisory board of the Sloan Masters Program at Stanford University. Mr. Novegil, aged 66, is an Argentine citizen.
The Board met nine times during 2018. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company’s articles of association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.
Draft resolution proposed to be adopted:
“the Meeting resolved to maintain at eight the number of members of the Board of Directors and to reappoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2019 accounts.”

•	6. Authorization of the compensation of the members of the Board of Directors
It is proposed that each member of the Board of Directors receives an amount of USD 115,000.00 as compensation for their services during the fiscal year 2019, and that the Chairman of the Board of Directors receives, further, an additional fee of USD 295,000.00. It is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receives, further, an additional fee of USD 10,000.00. Accordingly, the proposed fees for 2019 are summarized in the chart below:

Director	Office	2019
Ubaldo Aguirre	Chairman Audit Committee	USD 180,000
Vincent R. G. Decalf	Audit Committee Member	USD 170,000
Adrian Lajous	Audit Committee Member	USD 170,000
Paolo Rocca	Chairman Board of Directors	USD 410,000
Daniel A. Novegil	Director	USD 115,000
Gianfelice M. Rocca	Director	USD 115,000
Roberto Bonatti	Director	USD 115,000
Carlos A. Condorelli	Director	USD 115,000
In all cases, the approved compensation for directors not residing in Luxembourg, will be net of any applicable Luxembourg social security charges.
Draft resolution proposed to be adopted:
“the Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000.00 as compensation for their services during the fiscal year 2019, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation for directors not residing in Luxembourg, will be net of any applicable Luxembourg social security charges.”

•	7. Appointment of the independent auditors for the fiscal year ending December 31, 2019 and approval of their fees

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The Audit Committee has recommended the appointment of PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé (PricewaterhouseCoopers’ Luxembourg member firm) as the Company’s independent auditors for the fiscal year ending December 31, 2019, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2019 accounts.
In addition, the Audit Committee has recommended the approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2019, broken-down into eleven currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Costar Rican Colones, Euro, Guatemalan Quetzals, Mexican Pesos, Nicaraguan Cordobas, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 48,077,228.00; BRL 2,070,002.00; COP 277,813,046.00; CRC 1,422,950.00; EUR 712,759.00; GTQ 18,362.00; MXN 14,491,739.00; NIO 76,325.00; CHF 15,500.00; UYU 3,481,538.00 and USD 166,200.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. It is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.
Draft resolution proposed to be adopted:
“the Meeting resolved to (i) appoint PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2019, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2019 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2019, broken-down into eleven currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Costar Rican Colones, Euro, Guatemalan Quetzals, Mexican Pesos, Nicaraguan

Cordobas, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 48,077,228.00; BRL 2,070,002.00; COP 277,813,046.00; CRC 1,422,950.00; EUR 712,759.00; GTQ 18,362.00; MXN 14,491,739.00; NIO 76,325.00; CHF 15,500.00; UYU 3,481,538.00 and USD 166,200.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.”

•	8. Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact
In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general meeting of shareholders, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Company’s articles of association.
Draft resolution proposed to be adopted:
“the Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general meeting of shareholders; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Company’s articles of association.”

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Any shareholder holding at least 5% of the subscribed capital (alone or together with other shareholders) who intends to present a proposal to be considered at the 2019 Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the Company’s registered office located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on May 1, 2019, in order for such proposal to be considered for inclusion on the agenda for the 2019 Annual General Meeting of Shareholders. PricewaterhouseCoopers, société coopérative, Cabinet de révision agréé, are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting.

Arturo Sporleder
Secretary to the Board of Directors
March 19, 2019
Luxembourg

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